Exhibit 99. 1

Invitation to the Annual General Meeting of Shareholders

of

ObsEva SA

to be held on

Tuesday, June 13th, 2017

at

15:00 CET

in

Hotel Mövenpick, 20 route de Pré-Bois, 1215 Geneva, Switzerland

AGENDA

1.	Approval of the Annual Report, the Statutory Financial Statements and the Consolidated Financial Statements for fiscal year 2016

2.	Discharge of the Members of the Board of Directors and of the Executive Committee

3.	Appropriation of Financial Results

4.	Approval of ObsEva SA’s Equity Plan

5.	Elections to the Board of Directors and Election of the Chairman of the Board of Directors

5.1	Re-election of Franciscus Verwiel as member and Chairman of the Board of Directors

5.2	Re-election of Annette Clancy as member of the Board of Directors

5.3	Re-election of Barbara Duncan as member of the Board of Directors

5.4	Re-election of Jim Irvin Healy as member of the Board of Directors

5.5	Re-election of Ernest Loumaye as member of the Board of Directors

5.6	Re-election of Edward Mathers as member of the Board of Directors

5.7	Re-election of Rafaele Elisabete Tordjman as member of the Board of Directors

5.8	Re-election of Jacky Vonderscher as member of the Board of Directors

6.	Elections to the Compensation Committee

6.1	Re-election of Annette Clancy as member of the Compensation Committee

6.2	Re-election of Jim Irvin Healy as member of the Compensation Committee

6.3	Re-election of Rafaele Elisabete Tordjman as member of the Compensation Committee

7.	Re-election of PricewaterhouseCoopers SA as ObsEva SA’s Auditors and Ratification of the Appointment of PricewaterhouseCoopers LLP as ObsEva SA’s Independent Registered Public Accounting Firm

8.	Election of the Independent Representative

9.	Compensation of the Board of Directors and the Executive Committee

9.1	Approval of the compensation of the Board of Directors

9.2	Approval of the compensation of the Executive Committee

Plan-les-Ouates, Switzerland, May 23rd, 2017

The Board of Directors

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BOARD PROPOSALS

1	Approval of the Annual Report, the Statutory Financial Statements and the Consolidated Financial Statements for Fiscal Year 2016

The Board of Directors proposes that the annual report, the statutory financial statements and the consolidated financial statements of ObsEva SA for fiscal year 2016 be approved.

2	Discharge of Liability for the Members of the Board of Directors and of the Executive Committee

The Board of Directors proposes that shareholders release the members of the Board of Directors and of the Executive Committee from liability for their activities during fiscal year 2016.

3	Appropriation of Financial Results

The Board of Directors proposes that the loss of CHF 27,924,098 for the financial year 2016 be appropriated as follows:

Financial Year 2016
Loss brought forward from previous years	CHF 0
Net loss for the year 2016	CHF 27,924,098
Accumulated loss to be carried forward	CHF 27,924,098

4	Approval of ObsEva SA’s 2017 Equity Incentive Plan

The Board of Directors proposes that shareholders approve ObsEva SA’s 2017 Equity Incentive Plan (the “Plan”) to authorize 4,172,623 shares for issuance under the Plan. A copy of the Plan is available for download in the “Investors” section of our website (www.obseva.ch).

5	Elections to the Board of Directors and Election of the Chairman of the Board of Directors

Our Board of Directors is presently composed of eight members each elected for a one-year term of office expiring at the closing of the 2017 Annual General Meeting.

The Board of Directors proposes the re-election of the following nominees for a term of one year expiring at the closing of the 2018 Annual General Meeting:

5.1	Re-election of Franciscus Verwiel as member and Chairman of the Board of Directors

5.2	Re-election of Annette Clancy as member of the Board of Directors

5.3	Re-election of Barbara Duncan as member of the Board of Directors

5.4	Re-election of Jim Irvin Healy as member of the Board of Directors

5.5	Re-election of Ernest Loumaye as member of the Board of Directors

5.6	Re-election of Edward Mathers as member of the Board of Directors

5.7	Re-election of Rafaele Elisabete Tordjman as member of the Board of Directors

5.8	Re-election of Jacky Vonderscher as member of the Board of Directors

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6	Elections to the Compensation Committee

Our Compensation Committee is presently composed of three members each elected for a one-year term of office expiring at the closing of the 2017 Annual General Meeting.

The Board of Directors proposes the re-election of the following nominees for a term of one year expiring at the closing of the 2018 Annual General Meeting:

6.1	Re-election of Annette Clancy as member of the Compensation Committee

6.2	Re-election of Jim Irvin Healy as member of the Compensation Committee

6.3	Re-election of Rafaele Elisabete Tordjman as member of the Compensation Committee

7	Re-election of PricewaterhouseCoopers SA as ObsEva SA’s Auditors and Ratification of the Appointment of PricewaterhouseCoopers LLP as ObsEva SA’s Independent Registered Public Accounting Firm

The Board of Directors proposes the re-election of PricewaterhouseCoopers SA as ObsEva SA’s auditors for the fiscal year 2017 and that the appointment of PricewaterhouseCoopers LLP as ObsEva SA’s independent public accounting form for fiscal year 2017 be ratified.

8	Election of the Independent Representative

The Board of Directors proposes the election of Perreard de Boccard, Rue de la Coulouvrenière 29, 1204 Genève, as Independent Representative of shareholders for a one-year term expiring at the closing of the 2018 Annual General Meeting.

9	Compensation of the Board of Directors and the Executive Committee

9.1	Approval of the compensation of the Board of Directors

The Board of Directors proposes that the shareholders approve a maximum aggregate amount of compensation of CHF 2’000’000 for the members of the Board of Directors for the period from the 2017 Annual General Meeting to the 2018 Annual General Meeting be approved.

9.2	Approval of the compensation of the Executive Committee

The Board of Directors proposes that the shareholders approve a maximum aggregate amount of compensation of CHF 10’000’000 for the members of the Executive Committee for the fiscal year 2018 be approved.

Plan-les-Ouates, May 23rd, 2017

For the Board of Directors

/s/

Franciscus Verwiel

Chairman of the Board

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ORGANIZATIONAL MATTERS

A	Annual Report

The annual report, the statutory financial statements and the consolidated financial statements for the 2016 fiscal year, as well as the corresponding Auditor’s report for 2016 are available for download in the “Investors” section of our website (www.obseva.com).

B	Voting Rights

Shareholders registered in the share register maintained by our transfer agent, American Stock Transfer & Trust Company, LLC on June 6th, 2017 are entitled to participate in and vote at the Annual General Meeting. On May 23rd, 2017, the invitation and proxy form will be mailed to all holders of record as at May 17th, 2017. Shareholders registered after May 17th, 2017 will receive their invitation after June 6th, 2017.

C	Registration as a Shareholder with Voting Rights / No Trading Restrictions

Between June 6th, 2017 and June 13th, 2017 no shareholder will be registered as a shareholder of record in the Company’s share register. American Stock Transfer & Trust Company, LLC will continue to register transfers of shares in the share register in its capacity as transfer agent.

The registration of shareholders for voting purposes does not impact trading of ObsEva SA shares held by registered shareholders before, during or after the Annual General Meeting.

D	Attending the Annual General Meeting

If you wish to attend the meeting in person, you will need to obtain an admission card. In order to do so, please mark the applicable box on the Proxy Card you will have received with this Invitation to indicate that you will personally attend the Annual General Meeting. If you have not received a Proxy Card, please contact our transfer agent, American Stock Transfer & Trust Company, LLC or our Investor Relations (contact details in section H below).

E	Representation

Each shareholder who does not attend the Annual General Meeting in person may have his shares represented by proxy as follows:

a)	by another person or entity who does not have to be a shareholder;

b)	by the Independent Representative, Perreard de Boccard, Rue de la Coulouvreniere 29, 1204 Geneva, Switzerland.

If you wish to be represented at the Annual General Meeting, please mark the applicable box on the Proxy Card you will have received with this Invitation to select the Independent Representative or the third party you name on the reverse side of the Proxy Card. If you have not received a Proxy Card, please contact our transfer agent, American Stock Transfer & Trust Company, LLC or our Investor Relations (contact details in section H below).

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F	“Street Name” Holders / No Trading Restrictions

“Street name” holders hold their shares through a bank, brokerage firm or other nominee.

“Street name” holders should follow the instructions provided by their bank, broker or nominee when voting their shares. “Street name” holders who wish to vote in person or participate in the Annual General Meeting must obtain a signed proxy from the organization that holds their shares entitling them to represent and vote the shares at the Annual General Meeting. The proxy must be presented at the entrance together with a government issued proof of identification.

“Street name” holders who have not obtained a proxy from their broker or custodian are not entitled to vote in person or participate in the Annual General Meeting.

G	Location

The Annual General Meeting will take place at Hotel Mövenpick, 20 route de Pré-Bois, 1215 Geneva, Switzerland. Please contact our Investor Relations (contact details in section H below) for parking accommodation or directions.

H	Contact

For information on the Annual General Meeting, please contact:

ObsEva SA

Attn. Investor Relations

Chemin des Aulx 12

1228 Plan-les-Ouates, Switzerland

E-mail: IR@obseva.ch

Plan-les-Ouates, May 23rd, 2017

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